SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Attached hereto as Exhibit 1 are the audited, consolidated financial statements of Cimatron Ltd. (the “Registrant”) for the year ended December 31, 2010 (the “2010 Audited Financial Statements”), as well as (i) the report on the 2010 Audited Financial Statements by the Registrant’s independent public auditor, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (the “Independent Auditor”), dated March 17, 2011 (the “Auditor’s Report”) and (ii) the auditors’ report on the consolidated financial statements of Cimatron Gibbs, LLC, the Registrant’s wholly-owned subsidiary (the “Subsidiary”) for the year ended December 31, 2010 by the Subsidiary’s independent public auditor, Lucas, Horsfall, Murphy & Pindroh, LLP (the “Subsidiary’s Independent Auditor”), dated March 11, 2011 (the “Subsidiary’s Auditor’s Report”), upon which the Independent Auditor has relied in conducting its audit of the Registrant.

Attached hereto as Exhibit 2 is the Registrant’s management’s discussion and analysis of the Registrant’s financial results for the three year period ended December 31, 2010.

Attached hereto as Exhibit 3 is the consent of the Independent Auditor to the incorporation by reference of the Auditor’s Report on the 2010 Audited Financial Statements in (i) the Registrant’s registration statement on Form F-3, SEC File Number 333-161781, filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2009 (the “Form F-3”), and (ii) the Registrant’s registration statements on Form S-8, SEC File Number 333-12458, and Form S-8, SEC File Number 333-140809 (the “Forms S-8”, and, together with the Form F-3, the “Registration Statements”).

Attached hereto as Exhibit 4 is the consent of the Subsidiary’s Independent Auditor to the incorporation by reference of the Subsidiary’s Auditor’s Report in the Registration Statements.

This Report on Form 6-K (this “Report”) is hereby filed by the Registrant with the SEC for the purpose of incorporating by reference this Report (including all exhibits hereto) in the Registration Statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez Ilan Erez Chief Financial Officer

Dated: March 17, 2011